EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 19, 2012, relating to the consolidated financial statements and financial statement schedule of NetApp, Inc. and its subsidiaries (collectively, the “Company”) which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in the Company’s method for recognizing revenue for multiple element arrangements and the retrospective adoption of new accounting guidance related to the presentation of comprehensive income, and our report dated June 19, 2012, relating to the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended April 27, 2012.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

October 3, 2012